Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date: February 6, 2002


     The following information consists of a transcript of a conference call, which took place on Monday, February 4, 2002, following the announcement of The Limited Inc.'s exchange offer involving Intimate Brands, Inc.


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                               THE LIMITED, INC.
                           CONFERENCE CALL TRANSCRIPT
                                FEBRUARY 4, 2002
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Thank you and good afternoon everyone. This is Tom Katzenmeyer, Vice President of Communications and Investor Relations for The Limited, Inc. We appreciate you joining us this afternoon on such short notice.

     Before I begin, as a matter of formality, I need to remind you that any forward looking statements that I may make today are subject to the Safe Harbor Statement found in our SEC filings. This call will be available for replay on our website, LIMITED.com, or by dialing 1-888-568-0531 followed by the passcode 583.

     As you can see from our Press Release, we have a number of topics to cover this afternoon. Joining me on this call is Ann Hailey, EVP and Chief Financial Officer. We will both be available for questions at the conclusion of our prepared remarks. Amie Preston is also with us this evening.

     I will begin by discussing our preliminary January sales results, and then Ann will comment on the proposed transaction to recombine The Limited, Inc. and Intimate Brands.


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     Please note that the January results that we discuss today are preliminary. We will report the final sales results as usual this Thursday morning.

     Estimated sales for the four weeks ended February 2, 2002, were $576.4 million, that's compared to $766.2 million for the five weeks ended February 3, 2001. Remember, January was a five-week month last year.

     Limited, Inc. estimated January comps were up 6% compared to the comparable four week calendar period ended February 3, 2001.

     Merchandise margins were up significantly to last year.

     January sales and margins were significantly above our expectations. The last two weeks in December were also strong. As a result, we expect 4th Quarter earnings per share to be between $.72 and $.74, that's compared to $.55 last year and the current first call consensus of $.59. Last year's $.55 per share result excludes a $.01 per share special and non-recurring charge for the closure of BBW's 9 stores in the UK.

IN OUR APPAREL BRANDS:

o Estimated sales in for the four weeks in January this year were $232.2 million that's against $288.2 million for the five weeks last year.

o    Estimated comps for January in apparel were plus 5%.

o    Merchandise margins were up significantly to last year.

o    Apparel inventories ended the month down 15% per square foot at cost.


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o    Sales in January were above our initial expectations, driven by strong results throughout the month. The brands have been very successful with clearance activity, and carryover levels are below their targets.

o Although January results were above our expectation and reflect good early reads on Spring merchandise, sales softened somewhat at the end of the month and we continue to have a conservative view of the Spring Season. We expect apparel inventory to be down mid-single digits for the Spring.

NOW FOR THE INDIVIDUAL BRAND RESULTS BEGINNING WITH EXPRESS:

o Estimated comps for January were positive 3% against a tough double-digit comparison last year, above expectations.

o    Merchandise margins were up to last year.

o    Sales of woven and knit tops were strong in the month.

AT LERNER NEW YORK ......

o    Estimated comps for January were flat.

o    Merchandise margins were up to last year.

o A $15 embellished "Tee Wow" promotion at the end of the month, combined with Direct Mail helped drive transactions.

AT LIMITED STORES ......

o    Estimated comps for January were up 13%, above expectations.


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o    Merchandise margins were up significantly to last year.

o January focused on clearance with percentages off redlines throughout the month. Woven tops, sweaters and accessories showed significant growth over last year.

AT STRUCTURE ......

o    The estimated comps for January were up 13%, above expectations.

o    Merchandise margins were up significantly to last year.

o    Denim continues to show strong growth.

AT INTIMATE BRANDS  ......

o Estimated sales in January were $341.9 million for the four weeks this year, compared to $407.3 million for the five weeks last year.

o    Estimated comparable store sales in January increased 7%.

o    Merchandise margins were up significantly to last year.

o    Inventories were down 3% on a cost per square foot basis.

o We expect intimate brands to report 4th Quarter earnings per share between $.58 and $.60, that's compared to $0.46 per share last year and the current first call consensus of $0.49 per share. Last year's $.46 per share result excludes the $.01 per share special and non-recurring charge for the closure of Bath & Body Works' 9 stores in the UK.

NOW FOR THE INTIMATE BRANDS BUSINESSES ....


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AT VICTORIA'S SECRET STORES ......

o Estimated comparable store sales for January were up 11%; better than expected.

o    Merchandise margins were up significantly to last year.

o In January, we saw continued good momentum at Victoria's Secret. The very sexy bra and sleepwear continue to show good customer response.

AT VICTORIA'S SECRET DIRECT ......

o    Estimated January sales were flat to last year.

o    Merchandise margins were up to last year.

AT BATH & BODY WORKS ......

o    Estimated January comps were up 1%.

o    The merchandise margins were up significantly to last year.

o Bath & Body Works change in trend was primarily the result of the Clearance Sale, which ran through January 24th, and Direct Mail programs during the month.

     Just as we will have a prerecorded call on Thursday morning with more detailed information on the apparel brands, IBI's prerecorded call with Debbie Mitchell will also be available on Thursday morning by dialing 1-800-294-4342 followed by the access code for IBI, which is 424. That call will also be available on their website, INTIMATEBRANDS.com


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     I'd like to close with some comments about our expectations for 2002, and then I'll turn it over to Ann.

     With respect to 2002, we expect the economic and retail environment, particularly in the first half, to be challenging, and therefore will continue to manage inventories, expenses and capital spending conservatively.

     At Intimate Brands, we expect comparable store sales to be slightly negative and earnings per share to be basically flat in the 1st Half, reflecting an expectation that Victoria's Secret Stores will maintain its recent momentum and that Bath & Body Works will continue to be challenged. For the year, we expect IBI's 2002 comparable store sales to be flat to up in the low-single digits and earnings per share to be flat to up in the mid-single digit percentage range.

     At Limited, Inc., we also expect comparable store sales to be slightly negative in the 1st half and earnings per share to be basically flat to Spring 2001 earnings per share of $.10, which excludes $.05 per share from Lane Bryant and a non-operating gain of $.08 per share related to the IPO's of Galyan's and Alliance Data Systems. In addition to the IBI brand results described above, the Company anticipates that Express will improve on its disappointing result in the 1st half of 2001.

     For the year, we expect 2002 comparable store sales to be flat to up in the low-single digits and earnings per share, excluding special items and


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Lane Bryant operating income in 2001, to be flat to up in the mid-single digit percentage range.

     The 2002 expectations discussed above do not include any financial impacts of the recombination of The Limited, Inc., and Intimate Brands, Inc.

     Now, I'll turn it over to Ann for her comments.

ANN HAILEY

     Thank you, Tom. As you know, this afternoon we announced the commencement of an exchange offer for all of the publicly held shares of IBI.

     We believe this recombination is important both strategically and tactically and that all shareholders will benefit.

     First, the recommendation advances our strategy to focus on, and more importantly, to grow, bigger, better brands. We will be able to develop the potential of our best brands across merchandise categories and distribution channels.

     Second, it will provide greater coordination and flexibility in allocating resources and functional expertise. This will advance the development and use of talent.


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     The recombination is essentially a format consolidation, which cleans up the structure which has evolved to be one company in two forms. The recombination will eliminate lender and rating agency uncertainties, and we'll have opportunities to eliminate the duplicate costs of maintaining two separate public companies.

     Lastly, it will provide IBI shareholders with greater liquidity in Limited, Inc. stock, which we think could have a positive valuation impact.

     Today, Limited and IBI are essentially one company and are trading as one stock. This is very different than the situation at the time of the IPO, when there was a significant valuation discrepancy which drove the decision to IPO the IBI businesses.

     At the time of the IPO, IBI accounted for 70% of Limited's operating income, but less than 60% of the valuation. There was a reason to have two separate entities. Today, IBI represents approximately 90% of operating income and 95% of the market cap of The Limited. The businesses are essentially one company.

     As we have focused on the growth of the IBI brands, reduced the number of apparel brands, and divested non-core assets, we have seen a convergence in the P/E's and the growth rates of the two businesses. IBI and Limited also share the same Center support functions, such as Information Technology, Distribution and Logistics, Real Estate, and Store Design and Construction.


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     We believe that the IBI shareholders will also benefit from this transaction. Their ownership interest in IBI will remain approximately the same, plus they will gain ownership interest in the balance of Limited, Inc.

     Based on today's New York Stock Exchange closing stock prices, the market is valuing that balance of Limited, Inc. at $ 413 million.

     Within the balance of Limited, Inc. (i.e., the non-IBI assets) there are essentially three buckets of value as follows:

     o First, at year-end we will have cash on our Balance Sheet of approximately $1.4 billion. Throughout 2001, we were conservative with the Balance Sheet, given the political environment and the recession. We were clearly in a position to pursue a share repurchase, but decided to be conservative and retain our cash.

     o The second bucket is the ownership and stakes in public companies, including Alliance Data Systems, Galyan's Trading Company and Charming Shoppes. These are worth about $417 million, or $0.74 per share.

     o And third, we own the apparel brands, which aggregate 2,000 stores and over $3.6 billion in annual revenues and have the potential of earning upside.

     We think it is very important to reinforce that this format consolidation with IBI is just one more step in the evolution of our business. Our mission is to create a family of the world's best fashion brands, to drive sustained growth of shareholder value.


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     Since 1995 we have dramatically pared down the portfolio through sales, spin-offs and store closings. We have also returned value to our shareholders over the years through share repurchases. We will continue to focus on improving our franchise value by:

     o Building stronger brands as we seamlessly move people, expertise and resources across the enterprise;

     o    Improving the profitability of the apparel brands;

     o    Identifying and exploiting growth opportunities;

     o Maintaining our focus on inventory and capital disciplines and our expense initiative.

     We continue to remain committed to improving shareholder value in the future.

     And now before I turn things over to Tom, I'm going to cover just a few of the mechanical aspects of the recombination.

     First, the exchange ratio is 1.046 shares of Limited for one share of IBI. That's a 6.1% premium based on today's closing share prices. The exchange offer requires that approximately 31 million, or about 39% of IBI Class A shares are tendered, so that when combined with the IBI shares that The Limited already owns, we would own at least 90% of the total IBI shares outstanding.

     After the successful completion of the exchange offer, we will effect a "short-form" merger of IBI and Limited. In the merger, the remaining


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shares of IBI would be converted into the same number of Limited shares at the same ratio that is paid in the exchange offer.

     The exchange offer commences tomorrow and expires at 5:00 PM, New York time, on Monday, March 11th.

     Additionally, the exchange offer and the "short-form" merger will be conditioned upon the approval of a majority of votes cast by the shareholders of Limited, Inc.

     As for the financial impact, excluding non-cash, largely one-time stock award-related charges, the impact on EPS is not significant. There are five things to consider in assessing the impact.

     o First, the dilution of the additional share issuance, net of the benefit of 100% of IBI earnings, is about $.03 dilutive.

     o Second, there are modest cost savings of about a penny per share from the elimination of costs related to maintaining IBI as a separate public company.

     o Third, there is non-cash amortization of intangible assets booked in purchase accounting of about a penny per share.

     o Fourth, there is ongoing non-cash compensation expense for unvested stock options that is about $.02 dilutive and reduces rapidly to be diminimus by 2004.

     o And finally, there will be a non-recurring, non-cash one-time expense related to the exchange of vested stock options of about $.04.


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     All of these items would have been about $.09 dilutive to 2001 earnings per share, but the ongoing impact, excluding non-cash expenses, is $.02 dilutive. It is worth noting that all these calculations assume an $18 share price at the time of conversion.

     Now, I'm sure you have a few questions, so I'll turn it back over to Tom.

TOM KATZENMEYER

     Thanks Ann and again in the interest of time, we'd like to remind you to try to limit yourself to one question. I also want to remind everyone that both Intimate Brands and Limited, Inc., will report January sales this Thursday, February 7th with releases out first thing in the morning and taped messages as always. Also on February 28th, it's our expectation that both companies will have full earnings conference calls that morning. So, if you want to hold your detailed questions about the quarter until then, that would be appreciated.

     Operator, we are now ready to take some questions.

Q & A SESSION:

Operator:

     Thank you, sir. At this time we would like to begin the Question and Answer session of the conference. If you have a question, you may


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     press *1. You will be announced prior to asking your question. To withdraw your question you may press *2. Once again, to ask a question, you may press *1. Our first question comes from Jeff Feiner of Lehman Brothers. Sir, you may ask your question.

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Question 1: Jeff Feiner- Lehman Brothers

     HI, when you talk of the elimination of costs, have you quantified what the annualized cost savings will be from the recombination?

Answer: Ann Hailey - The Limited, Inc.

     We think, as we actually do it and get into detail, I can talk to more people about it, we will have a better number. But right now we think it is about $5 million--rounds to about a penny a share.

Jeff Feiner:

     Okay, great, thanks.

Ann Hailey:

     You're welcome.


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     Tom Katzenmeyer: Next question.

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Operator:

     Thank you sir. Our next question comes from Tom Filandro of J. P. Morgan. Sir, you may ask your question.

Question 2: Tom Filandro - J.P. Morgan

     Hi, and congratulations. My question is on the recombination position. Does this deal preclude you in any way or at all from buying back stock?

Answer: Ann Hailey-The Limited, Inc.

     Well, as you know, we always evaluate our stock position and think about what's the right thing to do with it. We are not announcing any share repurchase in conjunction with this transaction. We are keeping all our options open.

Tom Filandro:

     You're not precluded from this transaction, because of the transaction, to announce the buy back at some point in time?

Ann Hailey:

     The answer to that question is: We are not at some point in time.


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Tom Filandro:

     That's it. Thank you very much.

Tom Katzenmeyer:

     Next question.

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Operator:

     Next question comes from Dana Cohen from the Banc of America Securities. You may ask your question.

Question 3:  Dana Cohen-Banc of America Securities

     I think you, Ann, um, you know, you talked about the stocks that the reason to do it is, you know, the valuation issue which I think we all know, but that's been true for some time. And I guess maybe just from a management inside perspective, if you can just give us a sense of why now?

Answer:  Ann Hailey-The Limited, Inc.

     Well, at the time we decided to IPO, we were really in a very different position with our company. We were in a different position with the apparel brands or the non-IBI portion of our portfolio in terms of all the non-core assets and the non-performing assets that we owned and we've cleaned that up. I think it was less clear when


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     we did the transactions if there were going to be so many opportunities for growth that crossed the barrier of the 2 separate companies. So you know, for instance, using the Victoria's Secret Direct capability to extend the e-commerce to our non[sic]-apparel brands, the expertise of Mast in sourcing for Victoria's Secret. Uh, those things had become increasingly clear over the years and both because we've kind of, we have cleaned up the non-IBI assets and because the growth opportunities are clearer, we think the time is right. If you look at the PE ratios over the past year, they basically, for the most part, traded right on top of each other. So we looked at that market data in making this decision as well.

Dana Cohen:

     Great, thank you.

Tom Katzenmeyer:

     Thanks, Dana. We're ready for the next question.

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Operator:

     Our next question comes from Maura Byrne of Salomon Smith Barney. You may ask your question.

Question 4:  Maura Byrne-Salomon Smith Barney

     Good afternoon, Ann. You mentioned in the press release "the growth opportunities". I think one you may have answered in terms


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     of Dana's cost question on the internet, but what growth opportunities do you foresee in the future?

Answer: Ann Hailey-The Limited, Inc.

     Well, I did mention the one on the internet, distribution capabilities, and the fulfillment capabilities that Victoria's Secret Direct brings to us. We may at some point see opportunities for Express and perhaps for other apparel brands to have lingerie, to have personal care products or fragrance products develop toward those brands. So, as we look to have brands that are large, that stretch the number of categories that can be encompassed by those brands, are important. Another idea is the extension of more of our apparel expertise into the Victoria's Secret dress/apparel business. So, we think that there are some now and there will more in the future.

Maura Byrne:

     But, do you foresee new brands being developed?

Ann Hailey:

     I think it is certainly possible, that at some point in time we will have new brands to be developed. I can't tell you that we have one on the drawing board right now, other than the one you already know about which is the Shisheido Joint Venture.

Maura Byrne:

     Thank you.


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Tom Katzenmeyer:

     Thanks, Maura. Christine, next question.

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Operator:

     Thank you sir. Our next question comes from Robbie Ohmes of Morgan Stanley. You may ask your question.

Question 5:  Robbie Ohmes - Morgan Stanley

     Oh, hey Tom and Ann. My one question is: You know, given the strength of January I'm a little surprised about the comp guidance that you've given for IBI and Limited for uh, for '02. Why, what are you guys seeing that makes you think that you're gonna see momentum decline back down to flat to negative in the 1st Half? Thanks

Answer: Ann Hailey-The Limited, Inc.

     Well, there are a number of factors that shape our thinking in that direction. First, we start with the macro economic environment. Whether you look at the Enron situation or a more international perspective like what's going on with the international default on the situation in Japan, there is nothing I see in the macro economic environment that looks solid in terms of driving a recovery broadly.


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     And, more importantly, [on] a sustained basis. Secondly, since September
     11th, it's a real erratic performance. In fact, sales just dropped off some in the last few days in the market. I can't say that after the customers come out of the traditional January sale period, we can count on that kind of momentum going into the 1st and 2nd Quarter. And finally, we had to make our buy decisions 3 to 6 months ago, for the most part. We can obviously change them go forward, but we are very constrained in our inventory, in our apparel businesses, and that was a deliberate decision we took. And that is going to have some impact on our upside in our business and I think, you know, the right decision to have made, and I'm pleased that we are there in terms of inventory.

Robbie Ohmes:

     Thank you.

Tom Katzenmeyer:

     Thanks, Robbie. Next question please.

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Operator:

     Our next question comes from Todd Slater of Lazard. You may ask your question.

Question 6: Todd Slater - Lazard Freres


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     Hi, thanks. Questions on the combination were pretty much answered. I'm just wondering if I can ask you a question on the 2002 guidance?

Tom Katzenmeyer:

         Sure.

Todd Slater:

     And um, Tom, the flat to, if I understand it, for the year, 1st Half, but for the year guidance is it flat to up 5% on the earnings line. Is that essentially what you're, what you're saying today?

Answer:  Ann Hailey:  The Limited, Inc.

     Flat to up, mid-singles.


Tom Katzenmeyer:

     Yes.

Ann Hailey:

     Both businesses.


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Todd Slater:

     So if you add the um, the increase we got from your 4th Quarter guidance and we throw in that sort of range, if you take a mid point or even a high range, do you insinuate that might be a slight decrease maybe flat for the increase depending on what numbers you are using for the, you know, versus current expectations? I mean there's really, in your minds is there any upside from the current expectations that are out there for next year when you look at these new numbers?

Ann Hailey:

     I think if there is up side, it is in the 2nd Half and it's way too soon to know about it. So I wouldn't predict it. I don't think, you know, I think we're um, comfortable, extremely with the guidance from the 1st Half. And you know we'll continue to update you on these calls about what we are thinking about the 2nd half.

Todd Slater:

     But I mean, it seems like the guidance, depending where, what you're looking at, it is almost a little bit lower than where the street is. Is that possible or we're just not looking at it the right way for next year?

Ann Hailey

     There are not a lot of numbers out for the street. We haven't given any guidance to the street yet. So this would be our first guidance. I


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     would expect people to be looking at their models and reflecting this information go forward.

Todd Slater

     Okay. And your guidance does exclude Lane Bryant, Galyan's, all those things?

Ann Hailey:

     Yes it does.

Todd Slater:

     Okay, great, thanks.

Tom Katzenmeyer:

     Thanks, Todd. Next question.

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Operator:

     Our next question comes from Jennifer Black of Wells Fargo. You may ask your question.


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Question 7:  Jennifer Black - Wells Fargo Van Kasper

     Good afternoon. I have a horrible cold. Sorry. Um, I wondered if there would be changes to the CEO structure at Intimate Brands? Um, and at The Limited? I wonder if you could just speak to those both at the CEO and Board level?

Answer:  Ann Hailey-The Limited, Inc.

     Let me talk about the CEO's. Whether it is the CEO's of Intimate Brands or the CEO's of the apparel group, there will be no change to the businesses. This should be absolutely no distraction. No change to roles. No change to responsibilities. No change to operations or functions. No change to processees. So it is very much business as usual. The Limited, Inc. Board will not be affected by this with respect to the IBI Board and the transaction. The members of the IBI Board who are members of Limited, Inc. or IBI management and the members of the IBI Board who are um, serve on both the IBI and Limited, Inc. Boards will be precluded from providing an opinion on this transaction. So we're advised by counsel that the IBI Board will form a special committee comprised of the 3 independent directors and SEC regulations would call for them to provide a recommendation to shareholders within 10 days about this transaction. That's what we expect the IBI Board will be doing.

Jennifer Black:

     Thank you.


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


Ann Hailey:

     You're welcome, I hope your cold gets better. It sounds bad.

Tom Katzenmeyer:

     Next question, please.

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Operator:

     Our next question comes from Richard Jaffe of UBS Warburg. You may ask your question.

Question 8:  Richard Jaffe- UBS Warburg

     Thanks very much if you could just um, review the um, the savings potential once again and some of the dilutive impact of the transaction. I missed some of that on the call. Thank you.

Answer: Ann Hailey-The Limited, Inc.

     Okay. Let me just walk through it once again, and for those of you who've heard it, please just bear with me. There are 5 things to think about in terms of the EPS. So the, these, there will be a dilutive impact of the issuance of Limited, Inc. stock for the IBI shares with the ratio of
     1.046. And we estimate that to be about $.03. That will be um, that's non-cash. There are um, some cash cost savings of about a penny a share as we eliminate the cost of maintaining separate public companies. Then there are some amortization of non-cash charges. First, is the intangible assets that will book in the purchase accounting, and that's about a penny a share. And the final 2 are compensation expense items related to the conversion of IBI restricted shares and options to Limited, Inc. restricted shares and options. The ongoing compensation expense related to that, um, is about $.02. There will be a non-recurring, one time expense related to the exchange of non-vested options which is non-cash of about $.04. So those are the, those are the 5 numbers. And that, the compensation is the $.02 that is ongoing becomes diminimus by the year 2004. It trails off. In all of those compensation charges assumes $18 per share at the time of conversion.

Richard Jaffe:

     Okay. Thank you very much

Tom Katzenmeyer:

     Thanks, Richard. We have time for a couple more here. Next question, please.

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Operator:

     Our next question comes from Harold Tubin of Cathay Financial. You may ask your question.

Question 9: Howard Tubin-Cathay Financial

     Hi, thanks very much. It says in the Press Release that the offer is going to be evaluated by the independent members of the Intimate


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     Brand Board. Can they say no? Or do you just need them to evaluate it? Can you go ahead any way? Or can they actually um, come back and say, "We'd like a different offer?"

Answer:  Ann Hailey-The Limited, Inc.

     There are 3 things they can say. They can, you know, it is kind of like the stock price is gonna go up, or down or stay the same. They can uh, they can recommend for it. They can recommend against it. Or they can take no position. And they will file that with the SEC and the information will be provided to IBI shareholders. The IBI shareholders will essentially make this decision in terms of whether they tender their stock or not. So they will have the IBI special committee recommendation to consider. But they could, they can tender their shares or not regardless of what that recommendation is. I will also say that as we said earlier, the Limited, Inc. shareholders have to approve this transaction as well.

Howard Tubin:

     Okay, thanks.

Tom Katzenmeyer:

     Howard, thanks. I think we have time for 2 more.

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


Operator:

     Our next question comes from Dana Telsey of Bear Stearns. You may ask your question.

Question 10: Dana Telsey-Bear Stearns

     Good afternoon. I know you had mentioned about the cost savings of about $5 million, basically. Any other head count changes that we should be looking for as a result of this? Or any other shared services benefits that you'd talked about as separate companies that you'd get as the combined company? Whether it is real estate, advertising, anything that may be different?

Answer:  Ann Hailey-The Limited, Inc.

     As I said a little while ago, we kept this very um, confidential for obvious reasons. So there are a lot more people to and matters to dig into. But our best guess is that we are gonna have about $5 million of savings. With respect with our efficiency initiative and to services and other things, we are going to talk about those on our regular February 28th Earnings Call.

Dana Telsey:

     Thank you

Tom Katzenmeyer:

Thanks, Dana. Christine, one last question.

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


Operator:

     Thank you sir. Our last question comes from Barbara Wyckoff of Buckingham Research Group. You may ask your question.

Question 11: Barbara Wyckoff-Buckingham Research Group

     Hi. The guidance implies that the apparel will not contribute significantly different amounts this year. Do you see any major shifts by division or will it be pretty much similar to this year? I mean, looking at the crystal ball.

Answer:  Ann Hailey-The Limited, Inc.

     We, we need to get through closing our books uh, for the 4th Quarter and for the full year before, you know, we've even got final numbers for the um, all the businesses. So I think what, the only thing I would mention is the same thing we mentioned in our press release is that we do expect Express to have a better Spring coming off their disappointing performance last Spring.

Barbara Wyckoff:

     Okay, thanks.

Tom Katzenmeyer

     Thanks, Barbara. Christine, can I make a concluding comment?


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


Operator:

     Thank you sir.

Tom Katzenmeyer:

     We want to thank everyone for listening in. Again, this call will be available for replay from our web site or from the 800 number that is listed in this evening's Press Release. Thanks again.


End of Call.


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


                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is scheduled to report January sales on February 7, 2002 and fourth quarter earnings on February 28, 2002.


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


                             Additional Information

     In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2000.


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